UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MONAKER GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 per share
(Title of Class of Securities)

609011101
(CUSIP Number)

William Kerby 2690 Weston Road, Suite 200 Weston, Florida 33331 (954) 888-9779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
In-Room Retail Systems LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person
	7.	Sole Voting Power -0-

	8.	Shared Voting Power 200,000 shares of Common Stock(1); 100,000 shares of Series A Preferred Stock(2); and 10,000,000 Voting Shares(2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 200,000 shares of Common Stock(1) and 100,000 shares of Series A Preferred Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 shares of Common Stock(1); 100,000 shares of Series A Preferred Stock(2); and 10,000,000 voting shares(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.2% of the total Common Stock(1)(4); 5.3% of the outstanding Series A Preferred Stock and 5.1% of the total voting shares(3)

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 200,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Based on 195,953,429 total voting shares outstanding as of October 25, 2016, representing 8,992,329 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see (2) above).

(4) When taking into account the conversion of the Series A Preferred Stock (see (1) above).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William Kerby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person
	7.	Sole Voting Power 1,490,069 shares of Common Stock(1); 694,611 shares of Series A Preferred Stock(2); and 69,561,947 total voting shares(2)

	8.	Shared Voting Power 200,000 shares of Common Stock(1); 100,000 shares of Series A Preferred Stock(2); and 10,000,000 Voting Shares(2)

	9.	Sole Dispositive Power 1,490,069 shares of Common Stock(1) and 694,611 shares of Series A Preferred Stock(2)

	10.	Shared Dispositive Power 200,000 shares of Common Stock(1) and 100,000 shares of Series A Preferred Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,690,069 shares of Common Stock(1); 794,611 shares of Series A Preferred Stock(2); and 79,561,947 total voting shares(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 16% of the outstanding Common Stock(1)(4); 42.5% of the outstanding Series A Preferred Stock(2) and 40.6% of the total voting shares(3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Based on 195,953,429 total voting shares outstanding as of October 25, 2016, representing 8,992,329 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see (2) above).

(4) When taking into account the conversion of the Series A Preferred Stock (see (1) above).

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2008, by William Kerby (the “Schedule 13”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13. Except as expressly amended and supplemented by this Amendment, the Schedule 13 is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer.

This statement relates to the common stock, $0.00001 par value per share (“Common Stock”) of Monaker Group, Inc. (the “Company” or the “Issuer”). The principal executive offices of the Issuer are located at 2690 Weston Road, Suite 200, Weston, Florida 33331.

On May 12, 2012, the Issuer effected a 1:500 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On June 25, 2015, the Issuer effected a 1:50 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

Item 2. Identity and Background.

(a)	Name: This statement is filed by William Kerby, an individual and In-Room Retail Systems LLC, a Nevada limited liability company (“In-Room Retail”)(each a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Kerby is the Manager of In-Room Retail. By virtue of this relationship, Mr. Kerby is deemed to beneficially own the securities beneficially owned by In-Room Retail.

(b)	Business Address of Reporting Persons: 2690 Weston Road, Suite 200, Weston, Florida 33331.

(c)	Employment Information: Mr. Kerby is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. In-Room Retail is in the business of providing retail services for travel and hospitality.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kerby is a citizen of Canada and In-Room Retail is organized under the state of Nevada.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Kerby received 105 shares of Common Stock pursuant to a Share Exchange Agreement (the “Share Exchange”) between the Issuer, then named Maximus Exploration Corp., Extraordinary Vacations Group, Inc., a Nevada corporation (“EXVG”), and Extraordinary Vacations USA, Inc., a Delaware corporation and a wholly-owned subsidiary of EXVG (“EVUSA”) on October 9, 2008.

Pursuant to the Share Exchange, EXVG exchanged 100% of its shares in EVUSA (the “EVUSA Shares”) for 520 shares of Common Stock of the Issuer, resulting in EXVG becoming the majority shareholder of Maximus. EXVG then proceeded to dividend 520 million shares of Common Stock to the stockholders of EXVG (“EXVG Stockholders”), on a pro rata basis. As a result of the Share Exchange, EVUSA become a wholly-owned subsidiary of the Issuer.

On November 3, 2009, Mr. Kerby converted his ownership of EXVG into 24 shares of the Issuer’s Common Stock. On the same day, Mr. Kerby transferred 24 shares of Common Stock to In-Room Retail Systems LLC.

In March 2010, Mr. Kerby purchased 1 share of Common Stock in an open market purchase.

From May to June 2010, Mr. Kerby purchased 4 shares of Common Stock in open market purchases.

In June 2010, Mr. Kerby purchased 1 share of Common Stock in an open market purchase.

On May 27, 2010, Mr. Kerby acquired 78,480 shares of the Issuer’s Series A Preferred Stock, which had the terms and conditions described below.

On September 30, 2011, Mr. Kerby purchased 809,611 shares of Series A Preferred Stock of the Issuer, which have the terms described below. On November, 24, 2015, Mr. Kerby converted 15,000 shares of Series A Preferred Stock of the Issuer into 30,000 shares of Common Stock of the Company.

On October 3, 2011, Mr. Kerby was granted an option to purchase 1 share of Common Stock of the Company, at an exercise price of $181,250 per share, which was exercisable beginning on April 3, 2012 and expires on October 2, 2021.

In October 2011, Mr. Kerby purchased 20 shares of Common Stock in an open market purchase.

In January 2012, Mr. Kerby purchased 400 shares of Common Stock in an open market purchase.

On October 9, 2015, Mr. Kerby purchased 35,000 shares of Series C Convertible Preferred Stock of the Issuer, described below.

On November 17, 2015, Mr. Kerby was issued 30,000 shares of Common Stock in lieu of salary.

On December 17, 2015, Mr. Kerby converted the 35,000 shares of Series C Convertible Preferred Stock of the Issuer into 70,000 shares of Common Stock.

Series A Preferred Stock

The holders of record of shares of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the shareholders of the Company and are entitled to one hundred (100) votes for each share of Series A Preferred Stock. Each share of Series A Preferred Stock is redeemable at $1.00 per share. The Series A Preferred Stock is entitled to a 10% annual dividend, payable as, when and if, declared by the Board of Directors, payable on the first day of April, July, October and January.

Per the terms of the Amended and Restated Certificate of Designations relating to the Series A Preferred Stock, subject to the availability of authorized and unissued shares of Series A Preferred Stock, the holders of Series A Preferred Stock may, by written notice to the Company:

●	elect to convert all or any part of such holder’s shares of Series A Preferred Stock into Common Stock at a conversion rate of the lower of:
(a) $25.00 per share; or
(b) at the lowest price the Company has issued stock as part of a financing.
●	convert all or part of such holder’s shares (excluding any shares issued pursuant to conversion of unpaid dividends) into debt obligations of the Company, secured by a security interest in all of the assets of the Company and its subsidiaries, at a rate of $25.00 of debt for each share of Series A Preferred Stock.
●	elect to convert all or any part of such holder’s shares of Series A Preferred Stock into shares of the Company’s Series C Preferred Stock, at a conversion rate of two (2) shares of Series A Preferred Stock for every one (1) share of Series C Preferred Stock.

On February 28, 2014, the Company’s Series A Preferred Stock shareholders agreed to authorize a change to the Certificate of Designations of the Series A Preferred Stock in Nevada to lock the conversion price to the lower of (a) a fixed price of $0.50 per share (two shares of Common Stock for every one share of Series A Preferred Stock); and (b) the lowest price the Company has issued stock as part of a financing after January 1, 2006.

In the event of any liquidation, dissolution or winding up of this Company, either voluntary or involuntary (any of the foregoing, a “liquidation”), holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Company to the holders of the common Stock or any other series of Preferred Stock by reason of their ownership thereof an amount per share equal to $1.00 for each share (as adjusted for any stock dividends, combinations or splits with respect to such shares) of Series A Preferred Stock held by each such holder, plus the amount of accrued and unpaid dividends thereon (whether or not declared) from the beginning of the dividend period in which the liquidation occurred to the date of liquidation. Additionally, each holder of Series A Preferred Stock holds a security interest in substantially all of the Company’s assets in order to secure its obligations in connection with such Series A Preferred Stock.

Except for transfers to family members, or trusts for the benefit of Series A Preferred Stock holders, no holder of Series A Preferred Stock is able to transfer his/her/its shares of Series A Preferred Stock. These shares are owned by a) William Kerby, CEO and Chairman of the Company, b) the Monaco Investment Partners II, LP, of which Donald Monaco, a Director of the Company, is the Managing Partner, and c) the Donald P. Monaco Insurance Trust, which Donald Monaco, a Director of the Company, is the Trustee.

Series C Preferred Stock

The holders of Series C Preferred Stock may elect to convert all or any part of such holder’s shares into:

●	Common Stock on a 2.5 for one basis, or
●	shares of RealBiz Media Group, Inc.’s common stock at $0.10 per share.

The Series C Preferred Stock is entitled to a 10% annual dividend, payable as, when and if, declared by the Board of Directors on May 31st and November 30th of each year. In the option of the Company the dividend can be paid by issuing shares of Common Stock equal to 120% of the dividend due divided by the average trading price of the prior 10 trading day period.

The Series C Preferred Stock have no voting rights.

Additionally, the Company may, at its sole discretion, cause all outstanding shares of Series C Preferred Stock to be converted into Common Stock on a one-for-one basis, if the trading price of its Common Stock exceeds $375 per share for a period of 10 consecutive trading days.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (otherwise than as have already been effected following the Closing);

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Persons do not have any plans or proposals which relate to or result in:

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)

As of the close of business on October 26, 2016, the Reporting Persons beneficially owned 1,490,069 shares of Common Stock(1)(4); 694,611 shares of Series A Preferred Stock(2); and 69,561,947 total voting shares(2), representing 16% of the outstanding Common Stock(4); 42.5% of the outstanding Series A Preferred Stock(2) and 40.6% of the total voting shares(3), as confirmed by the Company’s Transfer Agent on such date.

Of those securities, In-Room Retail beneficially owned 200,000 shares of Common Stock(1)(4); 100,000 shares of Series A Preferred Stock(2); and 10,000,000 Voting Shares(2), representing 2.2% of the total Common Stock(4); 5.3% of the outstanding Series A Preferred Stock(2) and 5.1% of the total voting shares(3).

Mr. Kerby is the Manager of In-Room Retail. By virtue of this relationship, Mr. Kerby is deemed to beneficially own the securities beneficially owned by In-Room Retail.

(b)	Mr. Kerby may be deemed to have shared power with In-Room Retail, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by In-Room Retail.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

(1) Includes shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Based on 195,953,429 total voting shares outstanding as of October 26, 2016, representing 8,992,329 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see (2) above).

(4) When taking into account the conversion of the Series A Preferred Stock (see (1) above).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among In-Room Retail Systems LLC and William Kerby, dated October 26, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 26, 2016

By:	/s/ William Kerby
William Kerby

In-Room Retail Systems LLC

/s/ William Kerby
William Kerby Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.